UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For The Fiscal Year Ended December 31, 2022

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ____________

Commission File Number 001-14039

Callon Petroleum Company Employee Savings and Protection Plan

Plan Number: 002

Callon Petroleum Company
2000 W. Sam Houston Parkway South, Suite 2000
Houston, TX 77042

Employer ID: 64-0844345

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to Callon Petroleum Company Employee Savings and Protection Plan.

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Advisory Committee and Plan Participants of
Callon Petroleum Company Employee Savings and Protection Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Callon Petroleum Company Employee Savings and Protection Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplementary Information
The supplementary information in the accompanying schedule of assets (held at end of year) and schedule of delinquent participant contributions as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2019.

Houston, Texas
June 22, 2023

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2022	2021
ASSETS
Investments
Mutual funds, at fair value	$41,980,851	$44,640,298
Collective investment trust, at net asset value	3,070,878	3,513,339
Company stock unit fund, at fair value	—	1,757,210
Total investments	45,051,729	49,910,847
Receivables
Notes receivable from participants	1,074,499	922,287
Employer contribution receivable	117,898	100,350
Participant contribution receivable	—	2,706
Total receivables	1,192,397	1,025,343
Total assets	$46,244,126	$50,936,190
LIABILITIES
Employer contribution payable	$—	$8,875
Total liabilities	$—	$8,875
NET ASSETS AVAILABLE FOR BENEFITS	$46,244,126	$50,927,315

The accompanying notes are an integral part of these financial statements.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2022
ADDITIONS
Interest and dividends	$2,818,748
Interest income on notes receivable from participants	44,813
Contributions
Employer – cash	3,534,818
Participant – deferrals	3,976,611
Participant – rollovers and other	340,173
Total contributions	7,851,602
Total additions	10,715,163

DEDUCTIONS
Net depreciation in fair value of investments	11,272,121
Benefit payments to participants	4,036,041
Deemed distributions	(7,818)
Administrative expenses	98,008
Total deductions	15,398,352
Net decrease in net assets available for benefits	(4,683,189)
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	50,927,315
End of year	$46,244,126

The accompanying notes are an integral part of these financial statements.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
NOTES TO THE FINANCIAL STATEMENTS

Note 1. Description of the Plan
The following description of the Callon Petroleum Company Employee Savings and Protection Plan (the “Plan”) is provided only for general information purposes. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
Employees of Callon Petroleum Company (the “Company”) become eligible to participate in the Plan on the first eligibility date of their employment and attainment of age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Plan Trustee and Recordkeeper
Fidelity Management Trust Company serves as trustee of the Plan (“FMTC” or the “Plan Trustee”). The Plan Trustee holds all of the Plan’s investment assets and executes all of the Plan’s investment transactions. Fidelity Investments Institutional Operations Company, Inc. (“FIIOC”) is the recordkeeper.
Contributions
Employee contributions/deferrals. Each participant may make voluntary before-tax or after-tax (Roth) contributions of 1% to 100% of his or her qualified annual earnings as defined by the Plan, subject to Internal Revenue Code (“IRC”) limitations for the current year. Employees expected to attain age 50 before the close of the taxable year are permitted to make catch-up contributions, of his or her qualified annual earnings up to a prescribed maximum in addition to the voluntary before-tax and after-tax (Roth) maximums.
For newly eligible participants and active participants without a contribution election on record, the Plan adopted an automatic enrollment feature whereby, unless those participants affirmatively elect otherwise, they are automatically enrolled in the Plan with pre-tax contributions equal to 2% of the employee’s eligible compensation.
Employee contributions not received by the Plan by the end of each year are recorded as receivables within the statement of net assets available for benefits.
Employer contributions. The Company makes matching contributions in cash in an amount equal to 100% of participant deferrals up to 6% of each participant’s eligible compensation. The Company may make non-matching contributions in such amounts as may be determined by the Company’s Board of Directors, or its delegate, each plan year allocated to eligible participants whether or not the participant makes a contribution, subject to statutory limitations. Each non-matching contribution percentage is in relation to each participating employee’s eligible compensation. For the year ended December 31, 2022, the Company’s Board of Directors elected to make a non-matching contribution of up to 2% of the employee’s eligible compensation.
Employer contributions not received by the Plan by the end of each year are recorded as receivables within the statement of net assets available for benefits.
Rollover contributions
At the discretion of the Plan administrator, a participant in the Plan who is currently employed may be permitted to deposit into the Plan distributions received from other plans and certain IRAs. Such a deposit is called a “rollover”. This rollover is accounted for in a “rollover account,” and is 100% vested by the depositing participant. The participant may withdraw amounts in the “rollover account” only when an otherwise allowable distribution is permitted under the Plan.
Participant accounts
Each participant’s account is credited with the participant’s salary deferral, the Company’s matching and discretionary contributions, and earnings, expenses, gains and losses attributable thereto. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Investment options
Contributions are directed by participants into any of the investment options offered. Participants may change their investment options at any time.
Effective January 1, 2022, the Company eliminated the Company stock fund as an option for new investments within the Plan. Effective March, 31, 2022, the Company eliminated the Company stock fund as an investment alternative available under the Plan. Prior to liquidation, participants had the opportunity to redirect contributions or transfer investments in the Company stock fund to other plan investments. Immediately following the liquidation date, the remaining shares of the Company’s common stock held by participants in the Plan were liquidated. As a result, the shares of the Company’s common stock that were previously held by

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
participants in the Plan were reallocated to pre-determined lifecycle funds, giving participants access to initiate all transactions under the normal Plan rules.
Vesting
Participants are immediately vested in all contributions to the Plan made on their behalf including their voluntary contributions plus actual earnings thereon and in the Company’s contributions and earnings thereon.
Notes receivable from participants
Notes receivable from participants (“loans”) are available to participants at a minimum amount of $1,000. The maximum amount of any new loans, when added to the outstanding balance of existing loans from the Plan, is limited to the lesser of (a) $50,000 reduced by the excess, if any, of the participant’s highest outstanding balance of loans from the Plan during the preceding twelve month period or (b) one-half of the participant’s vested interest in qualifying investments within the Plan. The Plan has allowed participants to have up to two regular loans or one regular loan and one residential loan.
Effective February 1, 2023, the number of outstanding loans for a participant was reduced to one loan. A participant with one or more existing loans may not apply for another loan until the current number of outstanding loans have been paid off. This change did not impact or change any previously outstanding loans.
In addition to the reduction to one outstanding loan, a 30 calendar day waiting period will apply after all outstanding loans have been paid off before a new loan application is permitted.
Loans bear interest at a fixed rate, which is comprised of the U.S. Prime Interest Rate plus a 1.0% adjustment factor. At December 31, 2022, the U.S. Prime Interest Rate was 7.50%. Participants have up to five years to repay the loan unless it is for a principal residence, in which case the repayment period is up to 10 years. Repayment is made through incremental payroll deductions, and the outstanding balance may be paid off in its entirety at any time without penalty. Each loan is collateralized by the borrowing participant’s vested account balance.
Payment of benefits
Benefits in the form of distributions are paid from the vested portion of a participant’s balance (1) upon termination, (2) normal retirement, (3) disability, (4) death of the participant, or (5) under certain, limited circumstances, in-service withdrawals, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and all requirements must be met before requesting a hardship withdrawal. Upon termination of service, a participant may elect to (a) receive a lump sum equal to the value of the participant’s vested interest in his or her account, (b) receive installments over a period not to exceed the participant’s or beneficiary’s assumed life expectancy, or (c) receive a partial withdrawal.
Plan termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Note 2. Summary of Significant Accounting Policies
Basis of presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”) and reflect all adjustments, including normal recurring adjustments, necessary to fairly present the financial results for the periods indicated.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment valuation and income recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See “Note 7 - Fair Value Measurements” for further discussion of fair value measurements.
Investment security transactions are accounted for on the date the securities are purchased or sold (trade date). Interest income is recorded as it is earned. Dividends are recorded on the ex-dividend date. Realized and unrealized gains and losses on the Plan’s investments bought and sold as well as held during the year are included in net depreciation in fair value of investments in the statement of changes in net assets available for benefits.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Notes receivable from participants
Loans are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2022 and 2021. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of benefits
Benefits are recorded when paid.
Administrative expenses
Certain expenses for maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Transactional fees and service fees related to the administration of the Plan are charged to the participant’s account, and may include processing fees for loans and benefit payments, general advisory fees, and real time trading fees. Participants incurred administrative expense of $98,008 for the year ended December 31, 2022. Investment related expenses are included in net depreciation of fair value of investments.
Note 3. Company Stock Unit Fund
The value of a unit of the Company stock unit fund reflects the market value of shares of the Company’s common stock (“Company Stock”), which is valued at the closing price reported on the active market on which Company Stock is traded, and cash held by the fund in a stock purchase account (“SPA”). As of March 31, 2022, the Company stock unit fund was eliminated and all assets, including shares of the Company’s common stock held by participants in the Plan were liquidated. As of December 31, 2021, the Company stock unit fund was made up of 37,177 shares of Company Stock and $590 in cash and was held in the SPA. See “Note 1 - Description of the Plan” for details of the elimination of the Company’s stock unit fund.
Note 4. Tax Status of Plan
Effective December 1, 2016, the Plan adopted a pre-approved defined contribution profit sharing plan with IRC Section 401(k) Cash or Deferred Arrangement (CODA), which received a favorable opinion letter from the IRS dated March 31, 2014. The Plan has been amended since the date of the last amendment covered by the above mentioned determination letter. Effective May 25, 2022, the Plan adopted an amended and restated pre-approved defined contribution profit sharing plan within IRC Section 401(k), which received a favorable opinion letter from the IRS dated June 30, 2020. Plan management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 5. Party-in-Interest Transactions
The investments in mutual funds and the collective investment trust are monitored by our investment manager and plan administration consultant, Regions Bank. Since FMTC and FIIOC provide services to the Plan as the Plan Trustee and record keeper, the transactions in these investments, as well as investments in employer securities and notes receivable from participants, qualify as exempt party-in-interest transactions. All investment fund earnings or losses posted to each Plan participant’s account are net of investment management fees charged by each investment fund under the Plan.
Fees paid by the Plan to Fidelity and Regions for certain administrative services totaled $98,008 for the year ended December 31, 2022.
Note 6. Risks and Uncertainties
The Plan provides for various investment options. These investments are exposed to various risks such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Market risks include global events, which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk and uncertainty related to changes in the value associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near or long term. Such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and statement of changes in net assets available for benefits. Net assets available for benefits are particularly sensitive to changes in the value of investments that represent a relatively high proportion of total investments.
Note 7. Fair Value Measurements
Fair value measurements are classified according to a hierarchy that prioritizes the inputs underlying the valuation techniques. This hierarchy consists of three broad levels:

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
•Level 1 - Inputs consist of unadjusted quoted prices for identical instruments in active markets and have the highest priority.
•Level 2 - Inputs consist of quoted prices that are generally observable for the instrument.
•Level 3 - Inputs are unobservable and have the lowest priority.
The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis. There have been no changes in the methodologies used at December 31, 2022 and 2021.
Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price (Level 1).
Company stock unit fund: The value of a unit of the Company stock unit fund reflects the market value of Company Stock, which is valued at the closing price reported on the active market on which the Company Stock is traded, and cash held by the fund in a SPA on the same date (Level 1). Trading activity can result in fractional shares that are not recognized by the market. These fractional shares are instead invested as cash in the SPA and utilized to facilitate transaction activity in the Company stock unit fund.
Collective investment trust: Investments in the collective trust are valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2022 and 2021:

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual funds	$41,980,851	$—	$—	$41,980,851
Common/collective trust funds measured at NAV				3,070,878
Total investments at fair value				$45,051,729

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$44,640,298	$—	$—	$44,640,298
Company stock unit fund	1,757,210	—	—	1,757,210
Total assets in the fair value hierarchy	$46,397,508	$—	$—	$46,397,508
Common/collective trust funds measured at NAV				3,513,339
Total investments at fair value				$49,910,847
Note 8. Subsequent Events
Plan Management’s Review of Subsequent Events
The Plan has evaluated subsequent events through June 22, 2023, the date the financial statements were available to be issued.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer Identification Number 64-0844345
Plan Number: 002
Schedule H, line 4(a)
Schedule of Delinquent Participant Contributions
December 31, 2022

Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Check here if late participant loan contributions are included [X]	$—	$285,287*	$—	$—
*Reflects two delinquent participant contributions of two days and five days, respectively, from 2021 pay periods. The Company has fully corrected the delinquent participant contributions in 2022.

CALLON PETROLEUM COMPANY
EMPLOYEE SAVINGS AND PROTECTION PLAN
Employer Identification Number 64-0844345
Plan Number: 002
Schedule H, line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2022

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Current Value
Collective investment trust:
Federated Hermes	Capital Preservation Fund R6	$3,070,878
Mutual funds:
T. Rowe Price	Retirement 2045 Fund	5,989,863
Vanguard	500 Index Fund Admiral Class	5,458,849
T. Rowe Price	Retirement 2050 Fund	4,673,608
T. Rowe Price	Retirement 2030 Fund	3,233,431
T. Rowe Price	Retirement 2035 Fund	2,531,209
T. Rowe Price	Retirement 2040 Fund	2,468,518
Natixis Funds	Loomis Sayles Growth Fund Class Y	2,349,248
T. Rowe Price	Retirement 2055 Fund	2,167,106
T. Rowe Price	Retirement 2020 Fund	1,688,506
T. Rowe Price	Retirement 2025 Fund	1,261,777
Vanguard	Total Bond Market Index Fund Admiral Shares	1,004,329
AllianceBernstein L.P.	AB Small Cap Growth Portfolio Advisors	944,723
MFS	Mid-Cap Growth R6	865,166
Vanguard	Total International Stock Index Admiral	824,365
T. Rowe Price	Retirement 2060 Fund	806,109
American Funds	EuroPacific Growth Fund R6	735,427
MFS	Mid-Cap Value R6	617,590
Vanguard	Small-Cap Index Fund Admiral Shares	605,262
Vanguard	Mid-Cap Index Fund Admiral Shares	541,049
T. Rowe Price	Retirement 2015 Fund	531,030
T. Rowe Price	Global Stock Fund	498,577
Diamond Hill	Large Cap Fund Class Y	480,273
T. Rowe Price	Retirement 2005 Fund	421,352
Federated Hermes	Government Obligations Fund Institutional Shares	407,487
Dimensional Fund Advisors	U.S. Targeted Value Portfolio Institutional Class	278,940
American Funds	American Balanced Fund R6	269,818
BlackRock	High Yield Bond Portfolio Institutional Shares	122,825
Amundi Asset Management	Pioneer Bond Fund Class K	112,810
PIMCO	Real Return Fund Institutional Class	66,844
PIMCO	International Bond (USD-Hedged) I	12,829
T. Rowe Price	Retirement 2010 Fund	11,931
Notes receivable from participants *	4.25% to 8.00% fixed rate interest, maturity of up to 5 years, with residential loans maturing in 10 years	1,074,499
		$46,126,228
*Denotes party-in-interest.
Note: Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CALLON PETROLEUM COMPANY	CALLON PETROLEUM COMPANY EMPLOYEE SAVINGS AND PROTECTION PLAN
(Registrant)	(Name of Plan)

June 22, 2023	/s/ Kevin Haggard
Kevin Haggard
Senior Vice President and Chief Financial Officer
Chair, Callon Benefits Committee

EXHIBIT INDEX

Exhibit	Description
23.1	Consent of WEAVER AND TIDWELL, L.L.C., independent registered public accounting firm